BIMS

Énergie Renouvelable

Renewable Energy

December 12, 2003

Type:              RW

Sequence:      1

Description:    Request for Withdrawal

Via EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Attention:  H. Roger Schwall / Michael Pressman

Re:

BIMS Renewable Energy, Inc. (Biomasse International, Inc.)

Form SB-2 filed May 10, 2002

File No. 333-87980

Dear Mr. Schwall:

On behalf of Biomasse International, Inc. (the “Company”), the undersigned hereby requests that the Company’s Registration Statement on Form SB-2 (the “Form SB-2”) be withdrawn effective today, August 12, 2002.

Should you have any questions or require additional information regarding the foregoing, please contact our counsel, Irving Rothstein at 212-685-7600 or the undersigned at 514-362-8188.

Sincerely,

BIMS RENEWABLE ENERGY, INC.

By:

       Yves C. Renaud, CA

       CEO

cc:

Irving Rothstein

______________________________________________________________________________________

14, Place du Commerce, bureau 388, Montréal (QC) H3E 1T5

Téléphone : (514) 362-8188 Télécopieur : (514) 362-1875